UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                        LILLIAN VERNON CORPORATION
                             (Name of Issuer)

                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                               532430 10 5
                              (CUSIP Number)

                                 Andrew Gregor
                           Lillian Vernon Corporation
                                543 Main Street
                             New Rochelle, NY 10801
                            Telephone:  (914) 637-5630
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                                Joel Salon, Esq.
                          Salon, Marrow & Dyckman, LLP
                          685 Third Avenue, 21st Floor
                               New York, NY 10017
                           Telephone:  (212) 661-7100


                                 June 13, 1995
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].





                                SCHEDULE 13D

CUSIP NO. 532430 10 5

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Lillian Vernon
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [X]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                                 PF
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(a) OR 2(b)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION           United States of America
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                     2,401,330
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                     697,100
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                2,401,330
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                697,100
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                            2,401,330
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                24.0%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                SCHEDULE 13D

CUSIP NO. 532430 10 5

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        David C. Hochberg
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [X]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                                 PF
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(a) OR 2(b)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION           United States of America
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        1,377,000
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                          0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   1,377,000
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                     0
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,292,000
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.2%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                SCHEDULE 13D

CUSIP NO. 532430 10 5

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Fred P. Hochberg
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [X]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                                 PF
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(a) OR 2(b)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION           United States of America
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                       663,231
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                     697,100
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  663,231
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                697,100
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              628,231
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.5%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1. Security and Issuer.

                This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Lillian Vernon Corporation, a Delaware corporation (the "Issuer"), with its principal executive offices located at 543 Main Street, New Rochelle, New York 10801.


Item 2. Identity and Background.

                This Statement is being filed by Lillian Vernon, David C. Hochberg and Fred P. Hochberg. Collectively, all persons filing this Statement are referred to as "Reporting Persons".

                (d), (e) During the last five years none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                I.      LILLIAN VERNON:

                (a)-(c) Lillian Vernon is the Chairman of the Board and Chief Executive Officer of the Issuer, 543 Main Street, New Rochelle, New York 10801.

                (f)     United States of America.

                II.     DAVID C. HOCHBERG:

                (a)-(c) David C. Hochberg is the Vice President - Public Affairs of the Issuer, 543 Main Street, New Rochelle, New York 10801.

                (f)     United States of America.

                III.    FRED P. HOCHBERG:

                (a)-(c) Fred P. Hochberg is an investor and officer at Heyday Company, 149 Fifth Avenue, Suite 1213, New York, New York 10010.

                (f)     United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

                The Reporting Persons have not made any purchases in connection with the transaction to which this statement relates. As of June 13, 1995, the Reporting Persons owned beneficially approximately 44% of all of the securities to which this Statement relates prior to the effective date of the Merger, as such term is defined in Item 4 below. Prior acquisitions were funded as set forth in the responses to the cover page.

Item 4. Purpose of Transaction.

                Capitalized terms not defined in Item 4 have the definitions assigned to them in the agreement discussed herein.

                Pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of June 13, 1995 (the "Merger Agreement") between VB Investment Corporation, a Delaware corporation ("VB Investment"), formed by Freeman Spogli & Co. Incorporated, a California corporation ("FS & Co.") and the Issuer, VB Investment will merge with and into the Issuer (the "Merger") and the Issuer shall be the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, at the Effective Time (as defined in the Merger Agreement), each share of Issuer Common Stock shall be canceled and converted into the right to receive $19.00 cash (the "Merger Consideration") payable to the holder thereof, except that approximately 16.7% and 10.0% of the shares of Issuer Common Stock held by Lillian Vernon and David C. Hochberg, respectively, shall remain outstanding, depending on the amount of money invested in the Surviving Corporation by VB Investment. A number of shares of common stock, par value $.01 per share, of Investor equal to the quotient of (i) the Investor Equity Contribution and (ii) $19.00 shall be converted into and exchanged for the same number of validly issued, fully paid and nonassessable shares of Common Stock, par value $.01 per share, of the Surviving Corporation.

                The Merger Agreement contains customary representations and warranties, covenants and termination provisions.

                If the Merger Agreement is terminated (i) by either the Issuer or VB Investment because the Board of Directors of the Issuer (a) has withdrawn or modified its approval or recommendation of the Merger or (b) recommended another transaction, (ii) by VB Investment if another entity, person or group acquires shares of Issuer Common Stock, or shall have been granted any option or right to acquire shares of Issuer Common Stock, representing more than 30% of the then outstanding voting power of the Issuer or (iii) by VB Investment if an entity, person or group announces an Acquisition Proposal (as defined in the Merger Agreement) involving a majority of the Issuer Common Stock and at the stockholders meeting (a) such Acquisition Proposal remains outstanding and (b) the Merger is not approved and adopted by the affirmative vote of the stockholders of the Issuer and within 12 months of such termination the Issuer shall consummate a transaction pursuant to an Acquisition Proposal, then, in each such event, the Issuer shall promptly pay to FS & Co. $3.5 million as a termination fee.

                If the Merger Agreement is terminated for any of the reasons set forth in clause (i), (ii) or (iii) in the preceding paragraph, or because the Issuer fails to comply in a material respect with any covenants or agreements in the Merger Agreement to be complied with or performed by it, or because certain representations and warranties of the Issuer shall not be true in all material respects, the Issuer shall promptly pay FS & Co. all reasonable out-of-pocket expenses incurred by VB Investment and FS & Co. in connection with the Merger up to a maximum aggregate amount of $1.5 million.

                The Merger Agreement contains customary conditions to the Merger including stockholder approval, compliance with the waiting period requirements, if applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the truth and correctness of representations and warranties, performance of all required obligations, and receipt of the Debt Financing (as defined in item 6(B) hereof).

                The foregoing description is qualified in its entirety by the Merger Agreement which is attached hereto as Exhibit A and incorporated by reference.

                If the Merger is consummated as contemplated by the Merger Agreement, then (i) each of the outstanding shares of the Issuer Common Stock (other than certain shares held by Lillian Vernon and David C. Hochberg, which will remain outstanding) will be converted into the right to receive cash, (ii) the Issuer's Board of Directors will be declassified and will consist of seven members, one of whom will be designated by Lillian Vernon and two of whom will be jointly designated by FSEP III, FSEP International, L.P., a Delaware limited partnership ("FSEP International"), and Lillian Vernon, (iii) the Issuer will not pay a regular quarterly dividend, (iv) the Issuer Common Stock will no longer be listed on the American Stock Exchange, and (v) the registration of the Issuer Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, will be terminated. None of the Reporting Persons have any plans to acquire any shares of Issuer Common Stock on the open market.

Item 5. Interest in the Securities of the Issuer.

                The percentages of outstanding Issuer Common Stock reported in this Item 5 are based on the assumptions that there are 9,706,838 shares of Issuer Common Stock outstanding, which is the number of outstanding shares reported by the Issuer on its Annual Report on Form 10-K (the "Form 10-K") filed with the Securities and Exchange Commission on May 24, 1995, plus an aggregate of 351,667 options to purchase Issuer Common Stock held by Lillian Vernon, David
C. Hochberg and Fred P. Hochberg and exercisable within 60 days of the date hereof. As of June 13, 1995, each of the Reporting Persons may be deemed to be the beneficial owner of the Shares. Based on such Form 10-K, the Reporting Persons are collectively the beneficial owners of 4,321,561 shares of Issuer Common Stock (the "Shares"), which represent approximately 44% of the outstanding Issuer Common Stock. Lillian Vernon disclaims beneficial ownership of 697,100 shares of Issuer Common Stock held by the Lillian Menasche Vernon Foundation for which Ms. Vernon has shared voting and dispositive power together with Fred Hochberg and two other directors. David C. Hochberg disclaims beneficial ownership of 85,000 shares of Issuer Common Stock owned by the David
C. Hochberg Foundation of which he is the sole trustee. Fred P. Hochberg disclaims beneficial ownership of 35,000 shares of Issuer Common Stock owned by the Heyday Foundation of which he is the sole trustee and 697,100 shares of Issuer Common Stock owned by the Lillian Menasche Vernon Foundation for which Fred Hochberg has shared voting and dispositive power together with Lillian Vernon and two other directors. The responses of the Reporting Persons to Items 7 through 11 of the cover pages hereto are herein incorporated by reference.

                Pursuant to the Agreement (described in Section 6(C) hereof), the Reporting Persons will vote all shares of Issuer Common Stock held by them for the Merger and against certain other transactions specified in the Agreement. Each of the Reporting Persons has given a proxy to Ronald P. Spogli and John M. Roth of FS & Co. to vote their Issuer Common Stock as described above. Each of the Reporting Persons has agreed that she or he will not transfer, exchange or pledge, hypothecate or encumber in any way the shares of Issuer Common Stock beneficially owned by the Reporting Persons, except in connection with the Merger.

                On May 17, 1995, Lillian Vernon transferred 500,000 shares of Common Stock beneficially owned by her to the Lillian Menasche Vernon Foundation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                A.      Joint Reporting Agreement.

                The Reporting Persons have executed a Joint Reporting Agreement dated June 13, 1995 which is attached hereto as Exhibit D and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Statement.

                B.      Merger Agreement.

                On June 13, 1995, VB Investment and the Issuer entered into the Merger Agreement as discussed in Item 4 above.

                C.      Agreement.

                On June 13, 1995, an Agreement, dated as of June 13, 1995 (the "Agreement") was executed by each of the Reporting Persons, FSEP III and FSEP International.

                Pursuant to the Agreement, each of the Reporting Persons agreed to vote all shares of Issuer Common Stock held by her or him (i) in favor of the Merger and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (a) a merger, consolidation or other business combination involving the Issuer or its subsidiaries, (b) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries, (c) a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries, (d) any material change in the present capitalization of the Issuer or any amendment of the Issuer's Certificate of Incorporation, or (e) any other action which could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement. These voting provisions terminate 10 months from the date of the Agreement, except for the provisions in clauses (c) and (d), which terminate 6 months from the date of the Agreement.

                In the Agreement, each of the Reporting Persons grants to and appoints Ronald P. Spogli and John M. Roth of FS & Co. her or his irrevocable proxy and attorney-in-fact to vote her or his shares of Issuer Common Stock in accordance with the foregoing. The Agreement also provides that none of the Reporting Persons shall (i) transfer, exchange or pledge, hypothecate or encumber in any way the shares of Issuer Common Stock beneficially owned by her or him, except that Fred Hochberg may transfer 120,000 shares by gift, (ii) shall solicit or initiate negotiations with any other party concerning (a) a tender offer, merger or sale of any or substantially all assets involving the Issuer or (b) any sale of shares of capital stock or an option or warrant to purchase shares of capital stock or any Acquisition Transaction (as defined therein).

                The foregoing description is qualified in its entirety by the Agreement which is attached hereto as Exhibit B and incorporated herein by reference.

                D.      Stockholders Agreement.

                The Stockholders Agreement contemplates that, upon consummation of the Merger, FSEP III and FSEP International (collectively, the "FS Stockholder") and Lillian Vernon and David C. Hochberg will enter into a Stockholders Agreement (the "Stockholders Agreement"), with respect to the shares of Issuer Common Stock owned by each of them. The Stockholders Agreement will provide (among other things) for certain rights of first refusal, tag along rights, rights of first offer and bring along rights, all as more specifically described therein. In addition, the Stockholders Agreement will provide that the Board of Directors of the Issuer will be comprised of seven directors, with Lillian Vernon designating one director and Lillian Vernon and the FS Stockholder jointly designating two directors. Without the affirmative vote or written consent of the director nominated by Lillian Vernon, the Issuer may not, subject to certain exceptions, take certain actions, including (i) sell assets with a value in excess of $50 million, (ii) purchase assets with a value in excess of $75 million, (iii) incur indebtedness over a stated amount, and (iv) engage in a public offering of Issuer Common Stock within one year of the consummation of the Merger. The Stockholders Agreement will also provide for certain registration rights.

                The foregoing description is qualified in its entirety by the form of the Stockholders Agreement which is attached hereto as Exhibit C and incorporated herein by reference.





Item 7. Material to Be Filed as Exhibits.

                A. The Agreement and Plan of Merger, dated as of June 13, 1995, between VB Investment Corporation and Lillian Vernon Corporation is attached hereto as Exhibit A.

                B. Agreement, dated as of June 13, 1995, by and among FS Equity Partners III, L.P., FS Equity Partners International, L.P., Lillian Vernon, David C. Hochberg and Fred P. Hochberg is attached hereto as Exhibit B.

                C. Form of Stockholders Agreement by and among FS Equity Partners III, L.P., FS Equity Partners International, L.P., Lillian Vernon and David C. Hochberg is attached as Exhibit B to Item 7.B.

                D.           The Agreement with Respect to the Joint Filing of
Schedule 13D, dated June 13, 1995, by and among Lillian Vernon, David C. Hochberg and Fred P. Hochberg is attached hereto as Exhibit D.




Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



June 13, 1995


                                        By         /s/ Lillian Vernon
                                                -----------------------
                                                Name:  Lillian Vernon





Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



June 13, 1995


                                        By         /s/ David C. Hochberg
                                                -------------------------
                                                Name:  David C. Hochberg




Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



June 13, 1995


                                        By         /s/ Fred P. Hochberg
                                                -------------------------
                                                Name:  Fred P. Hochberg




                         EXHIBIT INDEX

Exhibit No.                             Description                             Sequential Page No.
- -----------                             -----------                             -------------------
A       Agreement and Plan of Merger, dated as of June 13, 1995, between VB
        Investment Corporation and Lillian Vernon Corporation.
B       Agreement, dated as of June 13, 1995, by and among FS Equity
        Partners III, L.P., FS Equity Partners International, L.P., Lillian
        Vernon, David C. Hochberg and Fred P. Hochberg.
C       Form of Stockholders Agreement by and among Lillian Vernon
        Corporation, FS Equity Partners III, L.P., FS Equity Partners
        International, L.P., Lillian Vernon and David C. Hochberg is
        attached as Exhibit B to the Agreement.
D       Agreement with Respect to the Joint Filing of Schedule 13D, dated
        June 13, 1995, by and among Lillian Vernon, David C. Hochberg and
        Fred P. Hochberg.